FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934





For the month of April 2009

Commission File Number: 2-41957

                         Israel Bank of Agriculture Ltd.
                 (Translation of registrant's name into English)


                     83 Hashmonaim Street, Tel Aviv, Israel

                                (+972-3) 696-2121

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X               Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes____            No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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                                    CONTENTS

At a meeting of creditors of the registrant and at a meeting of shareholders of the registrant, both held on September 25, 2008, it was decided:

1. to effect a voluntary liquidation of the registrant, on the basis of insolvency;

2. to appoint Adv. Larissa Kleiman as liquidator; and

3. to appoint an audit committee.

As of December 31, 2008, the registrant had total assets in the amount of NIS
262.3 million (or US$69.0 million) and total liabilities of NIS 2.1 billion (or US$556.4 million). These currency translations are based on the representative exchange rate of NIS 3.802 to US$1.00 as of December 31, 2008, as published by the Bank of Israel. Since the assets of the registrant are insufficient to repay all its creditors in full, no assets of the registrant will be distributed to its shareholders.




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             ISRAEL BANK OF AGRICULTURE LTD.


                             By:/s/Larissa Kleiman
                               ----------------------
                             Name: Larissa Kleiman
                             Title:Liquidator of Israel Bank of Agriculture Ltd.



Date: April 27, 2009